ex-99.1 2 ex99_1.htm Crosshair Drill Results News Release 11Sep2006

NEWS RELEASE	RUBICON
MINERALS CORPORATION
TORONTO STOCK EXCHANGE SYMBOL: RMX AMEX SYMBOL: RBY	PR 06-19 Sept11, 2006

RUBICON AND CROSSHAIR EXPAND HIGH-GRADE GOLD
MINERALIZATION AT GOLDEN PROMISE

- Jaclyn Zone Extended by 100 Metres - assays include 93.71 g/t gold over 1.40 metres -

David W. Adamson, President and CEO of Rubicon Minerals Corporation (RMX.TSX; RBY.AMEX) is pleased to announce results from the recently completed 2006 Phase 1 diamond drill program (15 drill holes; 2,415 metres) at the Golden Promise Project located in north-central Newfoundland, 35 kilometers west of Grand Falls-Windsor. The Golden Promise project is being explored under the terms of an option agreement between Rubicon and Crosshair Exploration & Mining Ltd. ("Crosshair" - TSX-V:CXX), whereby Crosshair can earn a 60% interest by spending $4.0 million over four years including $750,000 firm in the first year of the agreement (see news release dated May 2, 2006). Previous drilling has identified a significant gold-bearing vein system at the Jaclyn Main Zone. The 2006 Phase 1 program was aimed at further testing this zone and carrying out additional drilling on the neighboring Jaclyn North and Jaclyn South targets.

HIGHLIGHTS

Jaclyn Main Zone Drilling - The 2006 Phase 1 drill program was successful in extending the known extent of gold mineralization at the Jaclyn Main Zone by 100 metres to the east. Mineralization within the Jaclyn Main, which is interpreted to have a moderate easterly plunge, now extends over a 475 metres strike length and to a depth of 192 metres. The zone is open to depth and along strike. All eight drill holes (1,069 metres) intersected the Jaclyn Main Zone over widths of 1.35 to 1.75 metres with visible gold recognized in all drill intercepts. Significant results include:

GP06-52: 3.02 g/t gold over 1.35 metres including 7.21 g/t gold over 0.55 metres
GP06-53: 5.40 g/t gold over 1.75 metres including 16.00 g/t gold over 0.35 metres
GP06-54: 5.35 g/t gold over 1.35 metres including 13.56 g/t gold over 0.45 metres
GP06-55: 5.96 g/t gold over 1.40 metres including 15.00 g/t gold over 0.45 metres
GP06-56: 12.17 g/t gold over 1.65 metres including 39.56 g/t gold over 0.50 metres
GP06-57: 3.97 g/t gold over 1.30 metres including 17.00 g/t gold over 0.30 metres;
GP06-58: 5.75 g/t gold over 1.35 metres including 13.94 g/t gold over 0.55 metres; and
GP06-61: 9.47 g/t gold over 1.40 metres including 27.67 g/t gold over 0.45 metres.

A new zone of high grade gold mineralization, located in the structural hangingwall of the eastern margin of the Jaclyn Main Zone, was intersected in three drill holes (GP06-52, GP06-54, and GP06-61). Significant assay results from the new zone include:

GP06-52: 93.71 g/t gold over 1.40 metres including 327.97 g/t gold over 0.40 metres;
GP06-54: 2.93 g/t gold over 0.60 metres
GP06-61: 10.37 g/t gold over 1.75 metres including 30.92 g/t gold over 0.3 metres and 17.73 g/t gold over 0.5 metres.

The geometry of this newly discovered hangingwall zone in the east extension of the Jaclyn Main is not yet fully understood, given the limited drilling completed in this area. Of 38 drill holes completed to date on the Jaclyn Main Zone, thirty of the drill holes contain visible gold intercepts (see previous news releases dated September 19, 2002 and December 11, 2003).

Jaclyn North and South Zone Drilling - A total of seven drill holes were completed on the Jaclyn North target (5 holes, 1040 metres) and the Jaclyn South target (2 holes, 306 metres) during the current drilling campaign. Drilling at the Jaclyn North target (6 holes to date) has delineated a significant gold-bearing quartz vein system over a 150 metres strike length. Significant results from current drilling include 5.24 g/t gold over 1.70 metres (GP06-51) and 15.24 g/t gold over 0.30 metres (GP06-47) and 2.04 g/t gold over 0.5 metres (GP06-49). Drilling at the Jaclyn South target (4 holes to date) has intersected similar veining which, although visibly gold-bearing in two previous drill holes, returned low-grade results in the 2006 drilling. The presence of well developed, gold-bearing quartz vein systems on both the Jaclyn North and South zones indicates that additional exploration of these two targets is required.

“The Jaclyn Main zone continues to return encouraging economically significant intercepts which exhibit good lateral and grade continuity. We are encouraged by the development of new, higher grade mineralization within the hangingwall of the Jaclyn Main Zone and the discovery of significant higher grade and robust veining at depth at the Jaclyn North Zone. This is one of several outstanding Newfoundland projects which will form part of Paragon Minerals Corporation following the completion of our proposed Plan of Arrangement. ” stated David Adamson.

Once information from the Phase I drill program has been reviewed, Rubicon and Crosshair plan to conduct follow-up drilling to test for extensions of the Jaclyn Main and Jaclyn North mineralization along strike and down dip. Crosshair has spent approximately $400,000 of the $750,000 first year firm commitment.

The Golden Promise Project work is being carried out by David Mullen, Consulting Geologist to Rubicon and supervised by Qualified Person David Copeland, M.Sc., P.Geol. All drill holes were NQ size. Core samples were cut in half on site and half of each sample interval was shipped to Eastern Analytical Limited of Springdale, Newfoundland for gold analysis. Gold assays were carried out by metallic screen fire assay method and 1 A.T. fire assay at Eastern Analytical Labs. Blanks and gold standards were inserted into the sample stream once every 20 samples. Gold standards were prepared by CDN Resource Laboratories Ltd., of Delta, BC and certified by Licensed Assayer Duncan Sanderson. Sample batches were reanalyzed if any aberrations in the data were observed.

Rubicon Minerals Corporation is a Canadian-based mineral exploration company listed on both the TSX and AMEX. Rubicon is planning to carry out through the Arrangement, a corporate re-organization which, subject to certain conditions being satisfied as described in the Information Circular filed under Rubicon on www.sedar.com, will result in the creation of two new companies to house Rubicon's current Newfoundland and African assets. Rubicon has received shareholder and court approval to spinout its assets into the new public vehicles (see August 9th, 2006 news release).

RUBICON MINERALS CORPORATION

David W. Adamson

_________________________________
President & CEO

For more information, contact Bill Cavalluzzo, VP Investor Relations Toll free: 1.866.365.4706 E-mail: bcavalluzzo@rubiconminerals.com
Rubicon Minerals Corporation Suite 1540-800 West Pender Street, Vancouver BC CANADA V6C 2V6
_______________________________________________________________________________
The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

The statements contained in this release that are not historical facts are forward-looking statements, which involve risks and uncertainties that could cause actual results to differ materially from targeted results. Mineral resources which are not mineral reserves do not have demonstrated economic viability. The Company relies upon litigation protection for forward looking statements.